November 16, 2005	TSX:QC

QUEST BEGINS TRADING ON AMEX

Vancouver, British Columbia, November 16, 2005 - Quest Capital Corp. is pleased to announce that its common shares will commence trading on the American Stock Exchange (“AMEX”) today under the ticker symbol QCC. The Company’s specialist is J. Streicher & Co LLC of New York, NY.

“We are pleased to be listed on AMEX. This additional listing will provide Quest with a wider investor audience and will allow the Company to better service its investors,” said Murray Sinclair, Managing Director for Quest.

The Company’s shares will continue to trade on the Toronto Stock Exchange under the symbol QC.

About Quest

Quest Capital Corp. is a merchant banking organization that focuses on providing financial services primarily to companies in the mining, oil and gas, manufacturing and real estate industries. Quest provides bridge and mortgage financing, and corporate finance and management services.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

A. Murray Sinclair	Mark Monaghan
Managing Director	Vice President

Tel: (604) 689-1428	Tel: (416)-367-8383
Toll free: (800) 318-3094

Forward Looking Statements
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest. Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.